Exhibit 99.4

REQUEST FOR DELIVERY OF FINANCIAL STATEMENTS
Supplementary Mail Form – Sun Life Financial Inc.

	Dear Shareholder:					Please print

	Sun Life Financial Inc. publishes interim financial statements which are disseminated to the public					Name:
via press release and the Internet at www.sunlife.com. If you wish to receive these statements by mail, you can either:

1.	Complete and return this	2.	Complete and mail this	3.	Sign up at:
	card along with your proxy		card to our Transfer Agent		www.cibcmellon.com/	Address:
	form in the return envelope		at:		financialstatements
	provided; or		CIBC Mellon		Use the Sun Life Financial
			Trust Company,		company code: 7116b.
P.O. Box 7010, Adelaide
Street Postal Station,
Toronto, Ontario, Canada
M5C 2W9; or
Postal code:

If you do not provide instructions, the interim financial statements will not be mailed to you.						Signature:
This card will be mailed to you annually.							R-1 (03)-07

The following is a transcription of searchable text for the Request for Delivery of Financial Statement card in Exhibit 99.4

REQUEST FOR DELIVERY OF FINANCIAL STATEMENTS
Supplementary Mail Form – Sun Life Financial Inc.

	Dear Shareholder:					Please print

	Sun Life Financial Inc. publishes interim financial statements which are disseminated to the public					Name:
via press release and the Internet at www.sunlife.com. If you wish to receive these statements by mail, you can either:

1.	Complete and return this	2.	Complete and mail this	3.	Sign up at:
	card along with your proxy		card to our Transfer Agent		www.cibcmellon.com/	Address:
	form in the return envelope		at:		financialstatements
	provided; or		CIBC Mellon		Use the Sun Life Financial
			Trust Company,		company code: 6981b.
P.O. Box 7010, Adelaide
Street Postal Station,
Toronto, Ontario, Canada
M5C 2W9; or
Postal code:

If you do not provide instructions, the interim financial statements will not be mailed to you.						Signature:
This card will be mailed to you annually.							R-2 (03)-07

The following is a transcription of searchable text for the Request for Delivery of Financial Statement card in Exhibit 99.4